Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES OF SILICONWARE PRECISION INDUSTRIES CO., LTD.

Company	Jurisdiction of Incorporation	Percentage Ownership As of December 31, 2016
SPIL (B.V.I.) Holding Limited	British Virgin Islands	100%
Siliconware U.S.A. Inc.	United States of America	100%
SPIL (Cayman) Holding Limited	Cayman Islands	100%
Siliconware Technology (Suzhou) Limited	People’s Republic of China	100%
Siliconware Investment Co., Ltd.	Taiwan	100%